Morse & Morse, PLLC

1400 Old Country Road, Suite 302

Westbury, NY 11590

Tel: 516-487-1446

Fax: 516-487-1452

December 11, 2007

U.S. Securities and Exchange Commission

Washington, DC 20549-7010

Att: Mail Stop 7010

Re:

BlastGard International, Inc.

Registration Statement on Form SB-2

Filed October 6, 2006

File No. 333-137858

Gentlemen:

We have filed Pre-Effective Amendment No. 2 to the above captioned Registration Statement.

The following is in response to your letter of comments dated September 28, 2007. The numbers beside each response correspond to the numbers in your comment letter.

1.

Comment complied with by checking the Rule 415 box.

2.

We have registered by post-effective amendment (utilizing Rule 429) 566,170 shares that were registered for resale upon exercise of Class A Warrants that currently have an exercise price of $.45 per share. All other securities had been registered pursuant to the current Registration Statement and the appropriate fee has been paid. Please note that the registration fee for the first 3,577,400 common shares is based upon the registration fee that was paid in October 2006 at which time the SEC filing fee was $107 per million. All other securities which we have now registered are based on a filing fee of $30.70 per million.

3.

Comment complied with in the table of contents.

4.

Alpha Capital, Genesis Microcap, Steven Gold, Asher Brand and TRW Holdings are all selling security holders and we are registering 333,334 shares, 66,667 shares, 33,334 shares, 6,667 shares and 33,334 shares, respectively. In each case, the number of shares being offered represents the number of shares to be resold upon the exercise of Class A Warrants, which shares were registered under File No. 333-121455. Accordingly, we have not registered any new securities in the current Registration Statement for the aforementioned selling security holders. From the same prior Registration Statement, we have also registered 4,142 shares for each of Matthew Sullivan and Jamie Mitchel, 8,284 shares for Revan R. Schwartz, 24,850 shares for Joel Gold (a director) and 41,416 shares for Andrew G. Sycoff. The foregoing securities spelled out in this paragraph aggregate 556,170 shares for which a registration fee was paid in File No. 333-121455.

5.

Pension Financial Services Canada, Inc., which is a nominee name only, is no longer mentioned in the Registration Statement and no securities from a prior registration were previously registered.

6.

Legal counsel no longer has securities registered. Accordingly, the information required by Item 509 is no longer required.

7.

For outstanding shares of Common Stock, we have complied with your comment in our legal opinion.

If you have any questions, please do not hesitate to call the undersigned.

Very truly yours,

MORSE & MORSE, PLLC

By:	/s/ Steven Morse
Steven Morse
Managing Member